Exhibit 99.1

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Minutes Book

Minutes of the Fiscal Council’s Meeting

held on March 24, 2025

Date, Time, and Place: March 24, 2025, at 2 p.m., at the headquarters of JBS S.A. (“Company”), located at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the City and State of São Paulo.

Call Notice: Emailed to the Fiscal Council members, under Article 12 of the Fiscal Council Charter.

Attendance: All Fiscal Council members were present, namely Messrs. Adrian Lima da Hora, José Paulo da Silva Filho, Demetrius Nichele Macei, Orlando Octávio de Freitas Junior, and Ms. Patricia da Silva Barros, thereby reaching the necessary quorum for the meeting.

The meeting was also attended by Eliseo Santiago Perez Fernandez, Chief Management and Control Officer, Agnaldo dos Santos Moreira Jr., Chief Accounting and Administrative Officer; and Christiane Assis, Investors Relations Officer, Louise Maximo, Accounting Manager, and Beatriz Lopes Alexandre, Corporate Governance Lawyer. In addition, Messrs. Fabian Junqueira, Lead Audit Partner and Global Partner of the JBS account, and Ricardo Ribeiro, Managing Partner, representatives of KPMG Auditores Independentes Ltda. (“KPMG”), also attended the meeting.

Presiding Board: Adrian Lima da Hora, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: (i) presentation of the market overview and the Company’s and its subsidiaries’ operations for the fiscal year ended December 31, 2024; (ii) discussion with KPMG representatives regarding the Independent Auditor’s Report on the Company’s parent company and consolidated Financial Statements for the fiscal year ended December 31, 2024 (“Auditor’s Report”); (iii) analysis, discussion, and resolution on the Financial Statements accompanied by the Independent Auditor’s Report for the fiscal year ended December 31, 2024 (“Financial Statements”) and the Company’s Management Report (“Management Report”); (iv) discussion and resolution on the proposal for the allocation of the results for the fiscal year ended December 31, 2024; (v) discussion and resolution on the Fiscal Council’s opinion on the Financial Statements; and (vi) discussion and resolution on the proposal for the absorption of Condesa Norte Indústria e Comércio Ltda. by the Company.

Resolutions:

(i) Christiane Assis presented to the Fiscal Council members an overview of the operations of the Company and its subsidiaries for the fiscal year ended December 31, 2024.

The Fiscal Council members asked questions, which were answered by Christiane Assis.

(ii) Following the presentation, the Fiscal Council members discussed with the accounting area their remarks and considerations concerning their previous analysis of the Financial Statements, the Management Report, and the Auditor’s Report, whose copies were made available on the Atlas Governance portal before the meeting. Moreover, the Fiscal Council members asked questions related to said documents, which were clarified by Eliseo Santiago Perez Fernandez, Aguinaldo dos Santos Moreira Jr., and Louise Maximo.

(iii) In addition to the analysis of the Financial Statements, Fabian Junqueira, representative of KPMG, presented the work performed by KPMG concerning the Financial Statements, underscoring the independence and the communications required by auditors, the fact that they did not diverge with the Company’s management and that, based on the audit work carried out, no evidence was identified regarding fraud or errors, conflicts of interest, significant deficiencies or materials weaknesses in internal controls, and that the contingency processes were reviewed by the independent auditors based on applicable review rules. Additionally, Fabian Junqueira stated that no global matter was identified that could impact KPMG’s professional independence, that KPMG had access to all requested information, and no material adjustments were identified upon completion of the audit works. All questions asked by the Fiscal Council members were duly answered by Fabian Junqueira.

(iv) After the discussions and reports on the aforementioned facts, the Fiscal Council members recorded that, in the use of their legal and statutory duties, they analyzed the Company’s Financial Statements for the year ended 2024, prepared under Brazilian and international accounting principles, according to Technical Pronouncement CPC 21 (R1), issued by the Accounting Pronouncements Committee (CPC), the International Financial Reporting Standards (IFRS), and the Public Company Accounting Oversight Board (PCAOB), to be analyzed by the Company’s Board of Directors. Based on this analysis, (a) they examined the Management Report and the Financial Statements, including the proposal for the allocation of the results for the year ended December 31, 2024; (b) based on the review of the Fiscal Council members and on the information and clarifications received over the year, and considering the Unqualified Auditor’s Report on the Financial Statements issued on this date, the Fiscal Council’s opinion is that all documents can be sent for approval of the Annual Shareholders’ Meeting;

(v) Then, the Fiscal Council members approved the Fiscal Council’s Opinion on the Financial Statements and stated that they had nothing to include to the proposal for the allocation of the results for the fiscal year ended December 31, 2024, to be resolved at the Company’s Annual Shareholders’ Meeting to be held on April 29, 2025, being in favor of the proposal for the allocation of the results for the fiscal year ended December 31, 2024, including the distribution of additional dividends to the minimum mandatory dividend (in addition to the interim dividends declared on August 13, 2024 and November 13, 2024), of R$2.00 (two reais) per share, to be paid based on the Company’s profit reserve available on December 31, 2024.

(vi) Finally, the Fiscal Council members heard the proposal for the absorption of Condesa Norte Industria e Comercio Ltda. (“Absorption”). After debates and discussions on the Absorption, the Fiscal Council members unanimously issued a favorable opinion on the proposal for the absorption of Condesa Norte Industria e Comercio Ltda., which will be filed at the Company’s headquarters and attached to these minutes (“Exhibit I”).

Minutes in Summary Form: The Fiscal Council authorized the drawing up of these minutes in the summary form and their publication by omitting the signatures, under paragraphs 1 and 2 of Article 130 of Brazilian Corporation Law.

Closure: There being no further business to address, the Chair offered the floor to anyone who intended to speak and, as no one did, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved, and signed by all attendees.

São Paulo, March 24, 2025.

Adrian Lima da Hora	Milena Hitomi Yanagisawa
Chair	Secretary

Attending Fiscal Council Members:

Adrian Lima da Hora	José Paulo da Silva Filho

(signatures page of the Minutes of the Fiscal Council’s Meeting of JBS S.A. held on March 24, 2025, at 2:00 p.m.)

Demetrius Nichele Macei	Orlando Octávio de Freitas Junior

Patricia da Silva Barros

Exhibit I

Report on the Absorption of Condesa Norte Industria e Comercio Ltda. by the Company

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

FISCAL COUNCIL’S OPINION

All Fiscal Council members of JBS S.A. (“Company”), under Article 163, III, of Law 6,404/76, analyzed (i) the information on the absorption of Condesa Norte Industria e Comercio Ltda. (“Condesa”) by JBS S.A.; and (ii) the balance sheet of Condesa. Based on the examined documents and the clarifications provided by the Company’s representatives at the Fiscal Council meeting of March 24, 2025, according to whom the absorption does not have economic nor cash effects as JBS already holds 100% of the absorbed company’s duly consolidated share capital, the undersigned Fiscal Council members issued an opinion in favor of the absorption of Condesa by the Company and the analysis of said absorption at the Company’s General Meeting.

São Paulo, March 24, 2025.

Adrian Lima da Hora	José Paulo da Silva Filho

Demetrius Nichele Macei	Orlando Octávio de Freitas Junior

Patricia da Silva Barros

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